SAPIENTX INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

January 31, 2020 and 2019

SAPIENTX INC.

Years Ended January 31, 2020 and 2019

Table of Contents





F&A

INDEPENDENT AUDITOR'S REPORT

FRUCI & ASSOCIATES I
A Professional Limited Liability Compa

Members of:
WSCPA
AICPA
PCPS

802 N. Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Stockholders
of SapientX Inc.

We have audited the accompanying financial statements of SapientX Inc., which comprise the balance sheets as of January 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SapientX Inc. as of January 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 of the financial statements, the Company lacks sufficient cash flow from operations and has history of net losses, resulting in accumulated deficit. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC

Spokane, Washington
September 30, 2020

SAPIENTX INC.
BALANCE SHEETS
January 31, 2020 and 2019

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 8,577	$ 227,917
Total current assets	8,577	227,917
Intangible assets, net	6,418	37,140
Total assets	$ 14,995	$ 265,057
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 38,471	$ 26,731
Advances - related party	14,831	95,246
Total current liabilities	53,302	121,977
Note payable - related party, net	155,025	-
Total liabilities	208,327	121,977
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock Series Seed, $0.0001 par value, 815,750 shares issued and outstanding at January 31, 2020 and 2019	82	82
Preferred stock Series Seed 1, $0.0001 par value, 90,000 and 0 shares issued and outstanding at January 31, 2020 and 2019	9	-
Common stock, $0.0001 par value, 8,000,000 shares issued and outstanding at January 31, 2020 and 2019	800	800
Additional paid-in capital	699,866	592,339
Accumulated deficit	(894,089)	(450,141)
Total stockholders' equity	(193,332)	143,080
Total liabilities and stockholders' equity	$ 14,995	$ 265,057

See independent accountants' review report and accompanying notes to the financial statements.

2

SAPIENTX INC.
STATEMENTS OF OPERATIONS
For the Years Ended January 31, 2020 and 2019

	2020	2019
Revenue	$ 530	$ 41,010
Operating expenses		
Programming and development	138,145	88,591
Wages and related expense	121,585	48,090
Operating	80,122	32,730
Professional fees	49,124	43,413
General and administrative	46,219	15,176
Amortization expense	30,722	72,333
Total operating expenses	465,917	300,333
Other Income (Expense)		
Interest expense	(3,736)	-
Gain from imputed interest on related party note	25,175	-
Net loss before income taxes	(443,948)	(259,323)
Provision for income taxes	-	-
Net loss	$ (443,948)	$ (259,323)

See independent accountants' review report and accompanying notes to the financial statements.

3

SAPIENTX INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended January 31, 2020 and 2019

	Preferred Stock Series Seed		Preferred Stock Series Seed - 1		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on Janaury 31, 2018	-	$ -		$ -	8,000,000	$ 800	$ 228,861	$ (190,818)	$ 38,843
Issuance of preferred stock for cash	815,750	82	-	-	-	-	349,239	-	349,321
Stock options issued for services	-	-	-	-	-	-	14,239	-	14,239
Net loss	-	-	-	-	-	-	-	(259,323)	(259,323)
Balance on Janaury 31, 2019	815,750	82	-	-	8,000,000	800	592,339	(450,141)	143,080
Stock options issued for services	-	-	-	-	-	-	62,536	-	62,536
Stock issued for conversion of SAFEs	-	-	90,000	9	-	-	44,991	-	45,000
Net loss	-	-	-	-	-	-	-	(443,948)	(443,948)
Balance on Janaury 31, 2020	815,750	$ 82	90,000	$ 9	8,000,000	$ 800	$ 699,866	$ (894,089)	$ (193,332)

See accountants' review report and accompanying notes to the financial statements.

4

SAPIENTX INC.
STATEMENTS OF CASH FLOWS
For the Years Ended January 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (443,948)	$ (259,323)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization expense	30,722	72,333
Stock-based compensation	62,536	14,239
Gain from imputed interest on related party note	(25,175)	-
Amortization of imputed interest discount	3,736	-
Changes in operating assets and liabilities:		
Accounts receivable	-	22,740
Accounts payable and accrued expenses	11,740	26,731
Net cash used by operating activities	(360,389)	(123,280)
Cash flows from financing activities		
Proceeds from issuance of SAFE securities	45,000	-
Proceeds from issuance of preferred stock	-	349,321
Proceeds from shareholder advances	96,049	1,859
Net cash provided by financing activities	141,049	351,180
Net increase (decrease) in cash and cash equivalents	(219,340)	227,900
Cash and cash equivalents, beginning	227,917	17
Cash and cash equivalents, ending	$ 8,577	$ 227,917
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	-	-
	$ -	$ -
Non-cash investing and financing activities:		
Conversion of shareholder advances into promissory note	$ 176,464	$ -
Conversion of SAFE securities to series seed-1 preferred shares	$ 45,000	$ -

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SapientX Inc. ("the Company") is a Delaware C-corporation that was founded on April 6, 2016, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform and works with or without an internet connection.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is January 31.

Effective June 25, 2019, the Company approved a 5-for-1 stock split and a change in par value to $0.0001 per share. Financial statement amounts prior to the split have been retroactively presented to reflect the stock split.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

As of January 31, 2020 and 2019, substantially all revenue recognized was from two customers.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. See Note 8 for assumptions used in valuation of stock options issued during the years ended January 31, 2020 and 2019.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At January 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Software

Internally developed software is recorded at cost. Amortization is expensed over the useful lives of the related assets using the straight-line method over a useful life of three years. Any additions or improvements are recorded pursuant to ASC Section 985: *Software.* The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at January 31, 2020 and 2019.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at January 31, 2020 or 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended January 31, 2020 and 2019, the Company recognized $25,847 and $6,048 in advertising costs, respectively which is recorded under "General and administrative" expenses on the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at January 31:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 233,640	$ 137,647
Share-based compensation	26,619	4,569
Total deferred tax asset	260,259	142,216
Deferred tax liability		
Intangible assets	(1,794)	(10,381)
Deferred tax assets, net	258,465	131,835
Valuation allowance	(258,465)	(131,835)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In April 2020, FASB delayed the implementation of ASU 2014-09 for private companies. ASU 2014-09 is effective for nonpublic business entities for interim and annual periods beginning after December 15, 2020. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. In April 2020, FASB delayed the implementation of ASC 2016-02. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 30, 2020, the date these financial statements were available to be issued. The following transactions occurred subsequent to January 31, 2020:

Between April and July 2020, the Company issued 1,010,000 options to purchase common stock of the Company. The options vest over a four-year period. In July 2020, the Company issued 1,000 options to purchase common stock of the Company. The options vested upon the date of issuance. In April 2020, the Company's primary shareholder returned 950,000 common shares.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate financial impact on the Company's future financial statements cannot be reasonably estimates at this time.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $894,089 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at January 31:

	2020	2019
Software	$ 214,000	$ 214,000
Trademark	10,000	10,000
	224,000	224,000
Accumulated amortization	(217,582)	(186,860)
Intangible assets, net	$ 6,418	$ 37,140

Amortization expense for the years ended January 31, 2020 and 2019, was $30,722 and $72,333, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2020 and 2019, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2020 and 2019, shareholder advances outstanding were $14,831 and $95,246, respectively.

During 2020, the Company converted outstanding shareholder advances of $176,464 into a promissory note. The loan is non-interest bearing with a maturity date of December 31, 2021 and allows the Company to borrow additional proceeds up to $286,033. At January 31, 2020 and 2019, shareholder loans outstanding were $176,464 and $0, respectively. The note is recorded at the present value of the future cash flows, utilizing an imputed interest of 8%, which equals $151,289. The difference between the present value and face value of the note is reflected as a contra-liability and is amortized to interest expense over the life of the note. The establishment of the contra-liability resulted in recording a gain of $25,175 during the year ended January 31, 2020. For the years ended January 31, 2020 and 2019, the Company recognized interest expense associated with amortization of imputed interest discount of $3,736 and $0, respectively.

Future minimum principal payments are as follows:

2021	$ -
2022	176,464
2023	-
2024	-
2025	-
	$ 176,464

NOTE 5 – SAFE EQUITY SECURITIES

During 2020, the Company entered into three Simple Agreement for Future Equity ("SAFE") securities for total proceeds of $45,000. The SAFE securities have not interest rate or maturity date. The SAFE securities were converted into 90,000 shares of series-1 preferred shares in November 2019.

NOTE 6 – COMMON STOCK

Effective June 25, 2019, the Company approved a 1-for-5 stock split, a change in par value to $0.0001 per share, and an increase in the number of authorized common shares from 2,630,000 to 15,000,000. In November 2019 the number of authorized shares was further amended to 12,000,000 shares. The amount reallocated to additional paid-in capital from common stock to reflect the change in par value was $15,200. The financial statements were retroactively presented to reflect the stock split.

The Company has 12,000,000, $0.0001 par value, common shares authorized at January 31, 2020 and 2019. At January 31, 2020 and 2019, there were issued and outstanding common shares of 8,000,000.

NOTE 7 – PREFERRED STOCK

Effective June 25, 2019, the Company approved a 1-for-5 stock split, a change in par value to $0.0001 per share, and an increase in the number of authorized preferred stock series seed shares from 163,150 to 815,750. In November 2019, the number of authorized shares was further amended to 905,750 shares. The amount reallocated to additional paid-in capital from preferred stock series seed to reflect the change in par value was $407,793. The financial statements were retroactively presented to reflect the stock split.

The Company has 905,750 and 815,750, $0.0001 par value, series seed preferred stock authorized at January 31, 2020 and 2019, respectively. At January 31, 2020 and 2019, there were issued and outstanding preferred shares of 815,750 and 815,750, respectively.

The Company conducted an offering of its series seed preferred stock during the year ended January 31, 2019, issuing 815,750 shares of series seed preferred stock for gross proceeds of $407,875. Direct costs associated with the offering, including brokerage and legal fees, totaled $58,554, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

Effective June 25, 2019, the Company authorized the issuance of 2,334,250, $0.0001 par value, shares of series seed-1 preferred stock. In November 2019, the number of authorized shares was further amended to 1,802,777 shares. During November 2019, 90,000 seed-1 preferred stock were issued in conversion of $45,000 of outstanding SAFE securities. There were no shares issued in the year ended January 31, 2019.

Holders of series seed and series seed-1 preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

NOTE 8 – STOCK OPTIONS

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 10,000,000 shares of the Company's common stock, of which 2,000,000 were reserved for the issuance of stock options. During 2020 and 2019, the Company issued 0 and 2,350,000 stock options, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.23 per share. The options vest ratably over four years from the date of grant. A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding January 31, 2018	333,450	$ 0.23	3
Granted	2,350,000	0.23	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding January 31, 2019	2,683,450	$ 0.23	3
Granted	-	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding January 31, 2020	2,683,450	$ 0.23	2

The options issued were valued using the Black Scholes Merton pricing model, and resulted in share based compensation expense of $62,536 and $14,239 as of January 31, 2020 and 2019, respectively, and was recorded under the heading 'Operating' in the statements of operations. At January 31, 2020, there are 1,612,420 of unvested stock options with $174,659 of unrecognized stock-based compensation expense. The assumptions utilized in the calculation of the fair value of the stock options issued are as follows:

- Share price: $0.23 - $0.77
- Exercise price: $0.23
- Expected term: 2.5 years
- Volatility: 54% - 61%
- Dividends: None
- Risk-free rate: 0.36% - 2.97%